Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT LLC:  TRX

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:   investors@TanzanianRoyalty.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyalty.com

Fax: (604) 536-2529

News Release – April 16, 2014

Tanzanian Royalty Exploration Corporation Provides Update on its Buckreef Re-development Project in Tanzania

Tanzanian Royalty Exploration Corporation is pleased to provide an update on its Gold Mine Development activities at its Buckreef Re-development Gold Project, located in the Lake Victoria Goldfield of Tanzania. Construction activities began at Buckreef in December 2013, immediately following the approval of the project Environmental Impact Study by National Environmental Management Council (NEMC) with substantial progress to date.

The civil construction contract was awarded to Yale-Constech Company Limited. Yale-Constech provides construction and mining services to the mining industry in Tanzania, including  African Barrick Gold at three of its mines in Tanzania. The civil construction stage of the Project, now underway, is being undertaken in two phases, as follows:-

Heap Leach Phase 1:- (1) preparation of sketch designs, architectural drawings, structural drawings and all other detailed plans; (2) obtaining all necessary permits and approval from Government Authorities or Regulatory and Professional bodies, (3) earth works, which include construction of the Heap Leach Pad and Boundary Retaining Wall as per the approved sketch designs and structural drawings.

Heap Leach Phase 2:- gravel works, installation of pipes and installation of high-density polythelyene Primary and Secondary Liners as per the approved sketch designs and structural drawings.

In advance of the commencement of Heap Leach Phase 1 construction, the Company undertook the following preparatory work:

●

100 percent of the heap leach pad design work and site layout plan was completed and approved by the Contractor Registration Board (CRB).

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100 percent of the earthworks related to the bush clearing of the 90,000 square metre run- of-mine (ROM) pad and 70 percent of the air strip rehabilitation were completed; the interconnecting roads, which include the haul road, is in progress.

●

Civil work related to the plant site for the adsorption/desorption gold processing plant has been commenced.

●

The application for a Water Use Permit was submitted to the Lake Tanganyika Basin Water Board, which has granted the Company the Provisional Water Use Permit while other steps for processing the final permits are underway.  This provisional permit will allow the Company to use the water until the permanent permit is granted.

●

The removal of the scrap metal, pieces of waste timber and other unclassified waste from the demolished old plant site is nearing completion.

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The contract for the electricity power line to the camp was awarded to Agape Enterprises Company Limited.  The contractor has mobilized all the equipment and the work is in progress.

●

Tanzanian Royalty also increased the inventory and capacity of its heavy earth moving equipment by purchasing two used D6 bulldozers to accelerate mine site development.

390250
390500
390750
390875
9658375
9658250
9658000
133.643
SWAMPY AREA
Leach Pad 4
Leach Pad 3
Leach Pad 2
Leach Pad 1
R U N W A Y
1 Pregnant Tank
2 Processing Area
3 Reagent Mixing
4 Cyanide Storage tank
5 Barren Tank
6 Cyanide Storage
7 Internally Drained Storm Water Tank
8 French Drain
9 Storm Water Protection & Access Road
10 Do not scale the Drawing
11 Units are in metres

| Managers | Civil/Structural Engineer | Client | Project | Drawing Title | |
|---|---|---|---|---|---|
| YALE - CONSTECH CO. LTD<br>We Are Here To Build | ANSWISA Consult Ltd<br>Engineers & Managers<br>P.O. Box 3492, Dar-es-Salaam<br>+255 767 038 400, +255 719 038 400<br>answisa@gmail.com | BUCKREEF GOLD MINE<br>GEITA | GOLD EXTRACTION PROJECT | SITE LAYOUT | Design: SMMgaya Drawn by: SMMgaya<br>Scale: NTS Date: 16 February, 2014<br>Job No. 21-04<br>Drawing No. 04<br>Rev. 01 |

Page | 3

Mined ore is planned to be loaded onto the pad in May/June 2014, with irrigation commencing in August.  In addition, and to maximize production capacity, the Company’s existing gravity separation plant is currently being installed on site, and is expected to be fully operation-capable within a few weeks.

Currently, the project employs 60 people of which 32 people are from local communities located within a 10km radius of the project. A total of 44,640 person hours have been worked to date and the Company is pleased that there has been only one minor lost time incident.

James Sinclair, Tanzanian Royalty President and CEO stated, "A tremendous amount of work has been accomplished at Buckreef during the past four months.  It is a credit to the talent, capability and focus of Tanzanian Royalty management, staff and contractors who have worked as a close-knit team with the objective of achieving gold production as quickly and safely as possible.”

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Phillip Kaniki, General Manager, Exploration and Administration. Mr. Kaniki is registered as a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.